Exhibit 6.12

SPONSORED RESEARCH AGREEMENT NO. UTA20-000464

This Sponsored Research Agreement (“Agreement”) is made between The University of Texas at Austin, Austin, Texas (“University”), an institution of higher education created by the Constitution and law of the State of Texas under The University of Texas System (“System”) and Energy Exploration Technologies, Inc., a Puerto Rico corporation with its principal place of business at 100 Green Villas Dr. #21, Dorado, PR 00646 (“EnergyX” or “Sponsor”). “Party” means the University or Sponsor, as determined by the context in which the term is used and “Parties” means the University and Sponsor.

RECITALS

A. WHEREAS, University manages an Inter Institutional Agreement (“IIA”) between University, Monash University (“Monash”), and Commonwealth Scientific and Industrial Research Organization (“CSIRO”). Collectively, University, Monash, and CSIRO may be referred to as (the “Institutions”); and

B. WHEREAS, EnergyX has executed an “Option to Exclusive License Agreement” No. PM1906201 (“PLO”) dated May 31, 2019 with University and Monash for a portfolio of patents, outlined in the PLO, pertaining to several types of metal organic frameworks, mixed matrix membranes for selective lithium recovery and anion removal, and nonsolvent induced film deposition for thin film casting of nanoparticles (collectively known as “PLO BIP”); and

C. WHEREAS, obligations within the PLO require EnergyX to provide sponsored research funding to the member organizations in the amount provided in Section 3 (Total Funding Requirements); and

D. WHEREAS, Sponsor is ready and willing to advance funds to sponsor such research and desires to initiate such sponsored research funding for University to perform certain research and development work hereinafter described in the three areas mentioned in the Research Program at laboratories of the Institutions; and

E. WHEREAS, Sponsor will obtain certain rights to patents and technology developed during the course of such research with a view to profitable commercialization of such patents and technology for the Sponsor’s benefit; and

F. WHEREAS, University is willing to perform such research and to grant rights to such patents and technology;

NOW THEREFORE, in consideration of the mutual covenants and promises herein contained, the University and Sponsor agree as follows:

1.	EFFECTIVE DATE AND TERM

This Agreement shall be effective as of September 1, 2020 (the “Effective Date”). The research shall be performed from the Effective Date through and including September 30, 2023 (“Term”). The Term of this Agreement may be extended at no increase in cost to Sponsor by amendment to this Agreement or through written approval from Sponsor’s Authorized Representative.

2.	RESEARCH PROGRAM

2.1

University will use reasonable efforts to conduct the Research Program described in Attachment A which is hereby incorporated in full by reference (“Research Program”), and will furnish the facilities necessary to carry out said Research Program. The Research Program will be under the direction of Dr. Benny Freeman (“Principal Investigator”), along with Dr. John Goodenough at University (“Associate Investigator”) described in Team section of Attachment A, or their successors as mutually agreed to by the Parties and will be conducted by the Principal Investigator at the University.

2.2

Sponsor understands that University’s primary mission is education and advancement of knowledge with benefit to society. The Research Program will be designed to carry out that mission with the intent on creating technology and innovation for commercialization for the Sponsor. The manner of performance of the Research Program shall be determined by the Principal Investigator in coordination with the Sponsor. University does not guarantee specific results, and the Research Program will be conducted only on a reasonable efforts basis.

2.3

Sponsor understands that University may be involved in similar research on behalf of itself and others. University shall be free to continue such research provided that it is conducted separately from the Research Program hereinafter defined, and Sponsor shall not gain any rights via this Agreement to such other research.

2.4

University does not guarantee that any patent rights will result from the Research Program, that the scope of any patent rights obtained will cover Sponsor’s commercial interests, or that any such patent rights will be free of dominance by other patents, including those based upon inventions made by other inventors in The University of Texas System independent of the Research Program.

2.5

In the event that physical deliverables or samples are exchanged between the parties, such exchanges shall be made pursuant to the provisions of Attachment B, Materials Transfer, which is attached hereto and is hereby incorporated in full by reference.

3.	SPONSORED RESEARCH FUNDING

3.1

As consideration for the performance by University of its obligations under this Agreement, Sponsor will pay the University the fixed price of five hundred thousand ($500,000) U.S. Dollars “Sponsored Research Funding”). Invoices for payment shall be sent to Sponsor at the following address:

Energy Exploration Technologies, Inc.

1500 Cordova Rd. #302

Fort Lauderdale, FL 33316

Attn: Teague Egan

Phone: +1(954)854-0696

E-Mail: teague@energyx.com

3.2 Payments shall be made according to the following schedule:

Invoice Due Date	Payment Due Date	Payment Amount

Upon execution of this Agreement	August 31, 2020	$150,000

August 31,2021	September 30, 2021	$150,000

August 31, 2022	September 30, 2022	$200,000

	Total:	$500,000

Payments should be made within 30 days of the receipt of an invoice and payable to The University of Texas at Austin, make reference to the Principal Investigator, Agreement number and title of the Research Program funded under this Agreement, and submitted to the address in Article 3.3.

3.3 Payment shall be wired in accordance with the following electronic payment information.

INCOMING WIRE TRANSFER INSTRUCTIONS

Payee Name:	The University of Texas at Austin
Tax ID:	74-6000203
BANK NAME:	Frost Bank
BANK ADDRESS:	100 W. Houston St., San Antonio, TX 78205
ABA ROUTING NUMBER:	114000093
ACCOUNT NUMBER:	59-1055275
ACCOUNT NAME:	University of Texas at Austin – Master Concentration
ACCOUNT TYPE:	Checking
REFERENCE:	UT contact person name & phone, and Agreement Number

For questions, please contact cash management at 512-232-2106 or e-mail address:

oa.cmlocal@austin.utexas.edu

Within one working day after wire payment, Sponsor shall send an email to University, confirming that payment has been made. A copy of the wire payment information shall be attached, and the email sent to:

Office of Accounting, OSP - SPAA

The University of Texas at Austin

sr@austin.utexas.edu

spaa@austin.utexas.edu

3.4	University shall retain title to all equipment purchased and/or fabricated by it with funds provided by Sponsor under this Agreement.

4.	CONSULTATION AND REPORTS

4.1 Sponsor’s designated representative (“Designated Representative”) for consultation and communications with the Principal Investigator and Associate Investigator shall be Teague Egan or such other person as Sponsor may from time to time designate in writing to University and the Principal Investigator.

4.2 During the Term of the Agreement, Sponsor’s representatives may consult informally with University’s representatives regarding the project, both personally and by telephone. Access to work carried on in University laboratories in the course of these investigations shall be entirely under the control of University personnel but shall be made available on a reasonable basis.

4.3 The Principal Investigator will provide reports of any test results as achieved, if any, on a monthly basis or as agreed to by the Principal Investigator and Sponsor’s Designated Representative, in addition to the reports and/or deliverables described in Attachment A.

4.4 It is expected that the University will act as the primary interface with Sponsor on day to day management of the Research Program and other administrative matters related to the Agreement. A PowerPoint summary progress report will be provided to Sponsor on a monthly basis in conjunction with a monthly call, with more detailed report on a quarterly basis. The Parties will agree on a simple format for reports. The quarterly report will be the basis for a quarterly conference call with the relevant parties to ensure timely completion of agreed deliverables. Any material changes to Research Program and/or timing will be agreed to in writing between the Parties.

5.	PUBLICITY

5.1 Neither Party will use the name, trade name, trademark or other designation of the other party in connection with any products, promotion, or advertising, without the prior written permission of the other Party. However, nothing in this Article is intended to restrict either Party from disclosing the existence of and nature of this Agreement (including the name of the other Party) or from including the existence of and nature of this Agreement in the routine reporting of its activities.

5.2 University shall have the right to acknowledge Sponsor’s support of the investigations under this Agreement in scientific or academic publications and other scientific or academic publications, without Sponsor’s prior approval.

6.	PUBLICATION AND ACADEMIC RIGHTS

6.1 University and the Principal Investigator shall have the right, at its discretion, to make or permit to be made scholarly disclosures of the results of the project, including without limitation, publication in scholarly journals, presentations at academic and other conferences (pursuant to Sections 6.2 and 6.3), disclosures to University and non-University scholars, and disclosures in grant and funding applications, except for Sponsor’s confidential information (“Confidential Information”) as may be furnished to University pursuant to a separate nondisclosure agreement executed by the Parties.

6.2 University will furnish Sponsor with a copy or notice of any publication in any scholarly journal or conference presentation that includes a report of the results of the project at least sixty (60) days prior to submission for publication (“Review Period”). Upon written notification by Sponsor within the Review Period, University agrees to delete any of Sponsor’s Confidential Information that appears in the publication. If it is determined that a patent application should be filed, University will delay publishing such proposed publication for an additional thirty (30) days, or until the patent application has been filed, whichever is earlier (“Patent Prosecution Period”) in order to protect the potential patentability of any invention described therein.

6.3 It is understood that the University investigators may discuss the research being performed under this Agreement with other investigators and shall exercise reasonable efforts to maintain Sponsor’s Confidential Information furnished to University pursuant to a nondisclosure agreement executed by the Parties. In the event any joint inventions result, University shall grant to Sponsor the rights outlined in Article 7 to this Agreement to the extent University is legally able to do so.

7.	PATENTS, COPYRIGHTS AND TECHNOLOGY RIGHTS

7.1 Inventorship and ownership of patentable developments or discoveries invented in the performance of this Agreement (“Subject Inventions”) will be determined in accordance with applicable U.S. Patent Law and University policy.

7.2 University agrees that all intellectual property including Subject Inventions resulting from the Research Program shall be added to the PLO, to the extent that University is legally able to do so. University shall promptly disclose to Sponsor any Subject Inventions. Sponsor shall hold this disclosure on a confidential basis and will not disclose the information to any third party without the prior written consent of University. The Parties will execute an amendment to the PLO to add such invention within thirty (30) days of receipt of disclosure. For the sake of clarity, any Invention added to the PLO pursuant to this section will be subject to the terms of the PLO, including, without limitation, Sponsor’s obligation to reimburse University’s patent costs for all Subject Inventions subject to the license. Should Sponsor not elect to add an invention to the PLO as set forth in this section within thirty (30) days of receiving notice of such invention, or fail to timely execute an amendment adding such invention to the PLO, neither Party will have any further obligation to the other with respect to University’s interest in the Subject Invention and the rights to such Subject Invention will be disposed of in accordance with University’s policies. In all cases, University reserves for itself a royalty-free, irrevocable license to make and use such Subject Inventions for its own research and educational purposes.

7.3 Nothing in this Agreement is or shall be construed as conferring by implication, estoppel, or otherwise any license or rights under any patents or other rights of the University, other than those rights granted hereunder.

7.4 The Parties agree that nothing in this Agreement grants either Party any rights to any background intellectual property including, but not limited to, inventions, patent applications, patents, copyrights, and any information embodying proprietary data such as technical data and computer software owned or controlled by the other Party created before the Effective Date of the Agreement except for the rights granted to Sponsor under the PLO. If Sponsor determines that any BIP or other background intellectual property owned solely by University, other than the PLO BIP, is essential to the use of any foreground intellectual property, then University, in good faith, agrees to provide a license to Sponsor on a nondiscriminatory and reasonable royalty basis, to the extent that University is legally able to do so.

7.5 Sponsor agrees to grant and hereby grants to University a non-exclusive, nontransferable, nonassignable, and royalty-free license to PLO BIP without the right to sublicense to third parties, for University’s use solely in performance of the Research Program.

8.	LIABILITY

8.1 Sponsor agrees to indemnify and hold harmless System, University, their Regents, officers, agents and employees from any liability, loss or damage they may suffer as a result of claims, demands, costs or judgments against them arising out of the activities to be carried out pursuant to the obligations of this Agreement, including but not limited to the use by Sponsor of the results obtained from the activities performed by University under this Agreement; provided, however, that the following is excluded from Sponsor’s obligation to indemnify and hold harmless:

(a)	the negligent failure of University to substantially comply with any applicable FDA or other governmental requirements; or

(b)	the negligence or willful malfeasance of any Regent, officer, agent or employee of University or System.

8.2 Both Parties agree that upon receipt of a notice of claim or action arising out of the activities to be carried out pursuant to the Research Program, the party receiving such notice will notify the other party promptly. Sponsor agrees, at its own expense, to provide attorneys to defend against any actions brought or filed against University, System, their Regents, officers, agents and/or employees with respect to the subject of the indemnity contained herein, whether such claims or actions are rightfully brought or filed; and subject to the statutory duty of the Texas Attorney General, University agrees to cooperate with Sponsor in the defense of such claim or action.

9.	INDEPENDENT CONTRACTOR

For the purposes of this Agreement and all research to be provided hereunder, the Parties shall be, and shall be deemed to be, independent contractors and not agents or employees of the other party. Neither party shall have authority to make any statements, representations nor commitments of any kind, or to take any action which shall be binding on the other party, except as may be expressly provided for herein or authorized in writing.

10.	TERMINATION

10.1 The Research Program shall be performed during the Term as described above, unless sooner terminated in accordance with the provisions of this Article 10.

10.2 Sponsor may terminate this Agreement by giving sixty (60) days written notice to University. Sponsor will pay University actual direct costs, research operating costs and non-cancellable commitments incurred prior to the effective date of termination and fair close-out related costs. If the total of such costs is less than the total funds advanced, the balance will be returned to Sponsor. In all instances, the total cost to Sponsor in the event of termination shall not exceed the total fixed price specified in Article 3.

10.3 Termination or cancellation of this Agreement shall not affect the rights and obligations of the Parties accrued prior to termination. Any provisions of this Agreement which by their nature extend beyond termination shall survive such termination. In the event of any early termination, Sponsor shall pay University for all actual expenses incurred or committed to be expended as of the effective termination date.

11.	ATTACHMENTS

Attachments A and B are incorporated and made a part of this Agreement for all purposes.

12.	TAXES

The Fixed Price due University under this Agreement shall be without reduction for any past, present or future taxes, fees, imposts, duties, levies, fines, or charges, by whatever other name, imposed by any institution, government entity or functional equivalent of a government entity (“Taxes”), other than the United States of America, for University’s performance of this Agreement. Sponsor agrees to reimburse University for any Taxes paid in conjunction with its performance under this Agreement within 30 days of invoicing for the same.

13.	GENERAL

13.1 This Agreement may not be assigned by either party without the prior written consent of the other party; provided, however, that subject to the approval of University, which shall not be unreasonably withheld, Sponsor may assign this Agreement to any purchaser or transferee of all or substantially all of Sponsor’s assets or stock upon prior written notice to University; provided, however, that such assignee shall have expressly assumed all of the obligations and liabilities of Sponsor under this Agreement, and provided, further that, University may assign its right to receive payments hereunder.

13.2 This Agreement constitutes the entire and only agreement between the Parties relating to the Research Program, and all prior negotiations, representations, agreements and understandings are superseded hereby, except for the PLO. The Parties agree that the Agreement was negotiated and agreed to in English and the

Parties intend that the English version take precedent over any translated version of the Agreement. The Parties agree that in the event of any conflict or dispute regarding the interpretation of terms, the Parties to this Agreement or any subsequent amendment shall abide by the terms and conditions of the English language version and only the English version will be accepted as the basis for any legal action or litigation. No agreements altering or supplementing the terms hereof may be made except by means of a written document signed by the duly authorized representatives of the Parties. Terms and conditions which may be set forth (front, reverse, attached or incorporated) in any purchase order issued by Sponsor in connection with this Agreement shall not apply, except for informational billing purposes; i.e., reference to purchase order number, address for submission of invoices, or other invoicing items of a similar informational nature.

13.3 Any notice required by this Agreement by Articles 7, 8 or 14 shall be given prepaid, first class, certified mail, return receipt requested, addressed in the case of University to:

The University of Texas System, O.G.C.

201 West 7th Street

Austin, Texas 78701

Attention: Intellectual Property Section

Vice President for Research

The University of Texas at Austin

PO Box 7996, Campus Mail Code: G1400 Austin,

TX 78713

Attention: Technology Licensing Specialist

or in the case of Sponsor to:

Energy Exploration Technologies, Inc.

1500 Cordova Rd. #302

Fort Lauderdale, FL 33316

Attn: Teague Egan

Phone: +1(954)854-0696

E-Mail: teague@energyx.com

or at such other addresses as may be given from time to time in accordance with the terms of this notice provision.

Notices and other communications regarding the day-to-day administration and operations of this Agreement, including Articles 1, 10 and 13.1, will be in writing and sent to the attention of the authorized representative for the receiving party indicated below (hereinafter “Authorized Representative”) by certified mail or overnight courier, at following address, with a copy sent to the shown E-mail:

The University of Texas at Austin

Office of Industry Engagement

3925 West Braker Lane, Building 156

Suite 3.370, MC A9300

Austin, TX 78759

Attention: Ty Helpinstill, Associate Director

Phone: (512) 471-3866

E-mail: industry@austin.utexas.edu

with a copy to:

Dr. Benny D. Freeman

The University of Texas at Austin

Department of Chemical Engineering

2501 Speedway

Austin, Texas 78712

Phone: 512-232-2803

E-Mail: freeman@che.utexas.edu

or in the case of Sponsor to:

Energy Exploration Technologies, Inc.

1500 Cordova Rd. #302

Fort Lauderdale, FL 33316 Attn:

Teague Egan

Phone: +1 (954) 854-0696

E-Mail: teague@energyx.com

13.4 This Agreement shall be governed by, construed, and enforced in accordance with the internal laws of the State of Texas.

13.5 The parties acknowledge that, because University is an institution of higher education and has many foreign persons who are students, employees and visitors, University conducts its research activities as “fundamental research” under export control regulations (as set forth in ITAR 120.10(5) and 120.11, and EAR 15 C.F.R. 734(b)(3) and 734.7 through 734.11). Sponsor acknowledges that this Agreement and the performance thereof are subject to compliance with any and all applicable United States laws, regulations, or orders, including those that may relate to the export of technical data, and Sponsor agrees to comply with all such laws, regulations and orders, including, if applicable, all requirements of the International Traffic in Arms Regulations and/or the Export Administration Act, as may be amended. Sponsor further agrees that if the export laws are applicable, it will not disclose or re-export any technical data under this Agreement to any countries for which the United States government requires an export license or other supporting documentation at the time of export or transfer, unless Sponsor has obtained prior written authorization from the U.S. Office of Export Control or other authority responsible for such matters.

13.6 Neither Party will be required to perform or be held liable for failure to perform the obligations herein if nonperformance is caused by Forced Majeure including but not limited to labor strikes, work stoppages, war, hostilities, a national, state, or local declared state of emergency, acts of God, epidemics, pandemics, quarantines, natural disasters, power failures, or any other causes beyond either party’s control. The Parties will notify and consult with each other regarding the event and how to minimize its impact, and in all cases will make reasonable efforts to address the problem and carry out their respective obligations, until a state of normalcy returns.

14.	DISPUTE RESOLUTION

Each Party agrees that any dispute between the Parties relating to this Agreement will first be submitted in writing to a panel of two senior officials of Sponsor and University, who shall promptly confer in an effort to resolve such dispute through good faith consultation and negotiation. Each Party’s executives shall be identified by notice to the other Party, and may be changed at any time thereafter also by notice to such other Party. Any decisions of the executives of each Party shall be final and binding on the Parties. In the event the executives of each Party are unable to resolve any dispute within thirty (30) days from the first date of consultation, either Party may then refer such dispute to mediation in accordance with this Section. If any disputes, controversies, or differences cannot be settled within thirty (30) days from the first date of consultation between the executives of each Party, such disputes, controversies, or differences shall be submitted to a panel of mediators, knowledgeable with the rules of the International Centre for Dispute Resolution® (ICDR), within forty-five (45) days thereafter to work with the executives to resolve their differences utilizing non-binding mediation. Neither party shall unreasonably withhold consent to the selection of a single independent mediator (impartial to both Parties). The mediation shall be held in Travis County, Texas. The Parties shall share equally the costs of mediation. This mediation is a compromise negotiation for the purposes of an alternative dispute resolution procedure acceptable to both Parties. If, after non-binding mediation occurs, the dispute is not resolved, the Parties are free to exercise all other legal and equitable rights.

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized representatives.

THE UNIVERSITY OF TEXAS AT AUSTIN	ENERGY EXPLORATION TECHNOLOGIES, INC.

By:	By:

Print Name: Ty Helpinstill Title: Assoc. Director, Office of Industry Engagement 2020-07-30 | 14:57:53 PDT Date:	Print Name: Teague Egan Title: CEO Date: July 30, 2020

ATTACHMENT A – RESEARCH PROGRAM

Mixed Matrix Membranes for Selective Lithium

Recovery

Overview:

The Research Program contains objectives, deliverables, and milestones in two areas of focus (i) and Mixed Matrix Membranes (MMM) synthesis and characterization for selective lithium-ion transport, separation, and recovery, and anion removal, and (ii) Solid State Electrolyte Materials for Lithium-Ion, Lithium-Sulfur, and Sodium-Ion based battery chemistries. As part of the MMM synthesis and characterization, work will occur on nonsolvent induced film deposition for thin film casting of a variety of nanoparticles in a variety of polymers.

Background:

Metal organic frameworks (MOFs) show promise as a technology capable of selectively separating monovalent ions from mixtures in solution while maintaining stability in a myriad of conditions. Recent studies show that the MOFs ZIF-8 and UiO-66-NH2 selectively permeate lithium over sodium and other cations and fluorine over chlorine and other anions, respectively. While attractive from a separations standpoint, these materials are brittle and would be difficult to scale up. Polymeric membranes are scalable and offer robust mechanical properties, but they cannot selectively remove monovalent ions. A method to address these challenges is synthesis and characterization of mixed matrix membranes (MMMs) comprising mixtures of polymer and MOF and sometimes crown ether (CE) MOFs to retain the attractive selectivity of the MOF and the scalable and robust mechanical properties of polymers.

The University of Texas (“UT”), Monash University (“Monash”), and The Commonwealth Scientific and Industrial Research Organization (“CSIRO”) in Australia have discovered MOFs with extraordinary ion separation properties. With Monash and CSIRO’s guidance and material development, and the UT’s membrane and polymer expertise, first generation MMMs capable of monovalent separations while maintaining mechanical stability have been prepared.

For example, UiO-66-(COOH)2 MOF has been successfully dispersed in polysulfone to form MMMs that are robust and show Li+/Mg2+ selectivity in high salinity environments, where conventional polymeric membranes falter (upwards of 15 Li+ atoms permeate for each Mg2+ with a salt permeability of 10-11 cm2 s-1). MMMs prepared from mixtures of UiO-66-(COOH)2 and Torlon polymer have been prepared that are mechanically robust and show Li+/Mg2+ selectivity greater than that of conventional membranes at high concentrations (more than 15 Li+ atoms permeate for each Mg2+ with a salt permeability of 10-11 cm2 s-1). Additional features of these first generation MMMs are:

•	UiO-66-(COOH)2 MOF exhibits Li+/Mg2+ selectivities ranging from 200 to 1500 and Li+/Ca2+ selectivity of 500

•	UiO-66-NH 2 MOF shows F-/SO42- selectivity of 180

•	Crown Ether MOFs show Na+/Li+ selectivity of up to 1000 or more

•	As indicated above, polysulfone/UiO-66-(COOH)2 MMMs appear promising for preparing MMMs with high Li+/Mg2+ selectivity

•	MOF synthesis and MMM development pathways have been developed

Due to their demonstrated ability to transport lithium ions, UiO-66 has also previously been investigated as a solid-state electrolyte battery separator for lithium ion batteries. Poly(ethylene oxide) (PEO) membranes are often used as solid state electrolytes. Previous studies of MOF-PEO mixed-matrix battery separators indicate that UiO-66 and ionic liquid-filled UiO-66 can function as battery electrolytes.

Based on these exciting preliminary results, the following fundamental research program is proposed to extend and optimize properties of MMMs for applications of interest to EnergyX. The research program leverages the collaboration between Professors Huanting Wang and Matt Hill at Monash and Professor Benny Freeman at UT to further fundamental discovery and testing studies related to small scale (i.e., not scale-up level) synthesis and characterization of new MOFs for recovery of valuable solutes, like Li+, from aqueous mixtures, including MMM formulation and characterization. Additional characterization studies will be performed to assess the stability of MOF-based MMMs in aqueous mixtures of interest to EnergyX. Professor John Goodenough’s research group at UT provides the expertise to investigate the suitability of these MMMs as solid-state electrolytes for all-solid-state batteries. Further research will be conducted to investigate the effects of using various MOFs and altering the MOF structure and MMM polymer to optimize Li+ ion transport and conductivity of the MMMs for battery applications. Additionally, the functionally of the MMMs for sodium-ion batteries will be assessed.

Phase	Objectives, Deliverables and Milestones	Time

I

Objective(s)

This phase of the project is to establish feasible options for mixed matrix membranes for selective lithium recovery and anion removal using metal-organic frameworks (MOFs), including crown ether (CE) MOFs, collectively (“MOFs”) to improve selectivity. Also, the suitability of metal-organic frameworks to improve ion conductivity in mixed-matrix battery electrolytes will be simultaneously explored.

University of Texas

MOF Mixed Matrix Membranes:

A variety of different MOF / polymer combinations at various weight loadings of MOF (0-60 wt. %), such as UiO-66-(COOH)2 / polysulfone, UiO-66-(COOH)2 / polyether sulfone, and UiO-66-NH2 / PEBAX 2533, will be investigated for mechanical stability and defect free membrane formation through mechanical testing, initial diffusion cell measurements, and SEM imaging. LiCl and MgCl2 salt selectivity will be measured on successful combinations at concentration ranges from 0.01M to 1M to investigate ideal performance at concentration ranges from brackish water to brine solutions.

Months: 1-12

Phase	Objectives, Deliverables and Milestones	Time

Stability testing will be conducted to study membrane performance under increasing test durations and after multiple salt transport tests. Furthermore, LiCl and MgCl2 salt selectivity will be cyclically tested to probe membrane stability through multiple salt tests. In the case of MMMs failing during any of the performance testing, new MMM formulations will be investigated, and efforts will be made, together with colleagues at Monash, to identify and characterize more stable MOFs and their MMM formulations.

As time and resources permit, UT would conduct trials to produce continuous thin membranes using optimized polymer / MOF (or related nanomaterial) formulations.

All-Solid-State Battery:

Basic research will explore the application of the rapid Li+ transport properties of MOFs including UiO-66 to solid-state battery electrolytes. Several variants of UiO-66 will be incorporated into poly(ethylene oxide) (PEO) membranes with Li-TFSI (lithium bis(trifluoromethanesulfonyl)imide) dissolved in the matrix as a source of Li+. MMMs containing UiO-66 with different functional groups on the terephthalic acid linker, such as carboxylic acids and amines will be synthesized. In addition, MMMs containing MOFs with wider apertures, such as UiO-67 or CE MOFs will be explored for Na+ transport for novel battery formulations. Finally, empirical research will be conducted to identify improvements in MOF compatibility with PEO through chemical crosslinking, ionic liquid incorporation, or adding block copolymer components.

As part of another avenue to improve compatibility, MOF materials will be incorporated into PEO/LiTFSI membranes plasticized into gels with 1-3 dioxolane and dimethyl ether. The ion conductivity of all synthesized materials will be measured in addition to ion transport through the material. The preliminary conductivity and transport results of Phase I will serve as a screening step prior to further development of these materials in Phases II and III. For battery testing, Li/Li symmetric cells will be prepared to assess initial electrochemical stability as well as Li+-ion conductivity for prototype battery application. After this initial screening, full cell battery testing will begin.

Deliverable(s)

•  Prepare 3-5 defect free MMMs containing commercial polymers and loadings of MOFs (0-60 wt.%)

•  Exercise monovalent/divalent separations on single salt solutions with successful MMM(s)

•  Synthesis of various PEO-MOF MMM solid-state electrolytes.

•  Working all-solid-state battery consisting of an anode, cathodes, and a MOF in polymer solid electrolyte.

Milestones:

1.  Synthesis and characterization of 3-5 MMMs showing water stability and mechanical robustness

2.  Single monovalent salt transport testing

3.  Single divalent salt transport testing

4.  Monovalent/monovalent selectivity

5.  Monovalent/divalent selectivity

6.  Stability testing for lithium selectivity

7.  Electrochemical stability testing

8.  Conductivity measurements, ion transport measurements, and screening of synthesized materials

9.  Stable galvanostatic cycling of an all-solid-state cell for at least 10 cycles 10. Phase I report

Phase	Objectives, Deliverables and Milestones	Time

II

Objective(s)

Phase II of the project involves using the identified successful candidate(s) from Phase I to undergo broader testing, using multiple salts at concentrations from 0.01M to 1M. Specifically, NaCl, KCl, LiCl, CaCl2, MgCl2, Li2SO4, and MgSO4 salts will be studied to investigate ideal performance in the presence of a broad range of monovalent and divalent salts. Promising mixed matrix battery electrolytes developed in Phase I will undergo broader characterization for stability and longevity.

University of Texas

MOF Mixed Matrix Membranes:

Salt diffusion cell transport testing will commence on successful candidate MOF MMM(s) to determine MMM performance for a myriad of salts and at longer periods of time. Furthermore, LiCl and MgCl2 salt selectivity will be cyclically tested to probe membrane stability through multiple salt tests.

Stability testing will be conducted to study membrane performance under increasing test durations and after multiple salt transport tests. In this Phase, UT will incorporate stability testing on real brine or produced water solutions provided by EnergyX. In the case of MMMs failing during any of the performance testing in Phase II, new MMM formulations will be investigated via methodologies set in Phase I, and efforts will be made, together with colleagues at Monash, to identify, synthesize and characterize more stable MOFs or CE MOFs and their MMM formulations.

As time and resources permit, UT would conduct trials to produce continuous thin membranes using optimized polymer/MOF (or related nanomaterial) formulations.

All-Solid-State Battery:

Coin cells will be made using the best solid-state MOF MMM electrolyte identified in Phase I. Important battery metrics, such as the longevity of cells through repeated charge/discharge cycles will be measured. The proclivity for dendrite formation during battery cycling will be evaluated. Rate capability of full cells with a MOF MMM solid electrolyte will be tested and evaluated. Practical calculations of improvement in energy density of initial battery concept over current technology will be evaluated.

In addition, practical concerns relevant to this research, such as stability of the zirconium node in UiO-66 while in direct contact with Li metal. The suitability of this new technology will be evaluated in battery types, such as Lithium-ion, Lithium-Sulfur, and Sodium-ion.

Deliverable(s)

•  Prepare MMM(s) with mechanical robustness and defect free properties

•  Test fabricated MMM(s) against a wide array of salts and concentrations

•  Perform membrane long term and cycled performance testing

•  Assess stability using real brine and produced water samples supplied by EnergyX ☐· Manufacture of coin cell batteries Lithium-ion, Lithium-Sulfur, and Sodium-ion.

•  Assess the stability, longevity, and energy density of all coin cell batteries

Milestones:

1.  Ion transport performance testing – monovalent and divalent testing on successful MMM(s)

Months: 13-24

Phase	Objectives, Deliverables and Milestones	Time

2. Long term and cycled ion transport performance 3. Assessment of MMM(s) performance 4. Characterization of dendrite formation, longevity, and applicability of coin cells. 5. Phase II report

III

Objective(s)

Phase III of the project will continue characterizing successful MMM(s) via synthetic brine and water permeation experiments to characterize mixed salt selectivity, salt permeability and salt flux. Scale-up of mixed matrix battery electrolytes characterized in Phase II will be investigated.

University of Texas

MOF Mixed Matrix Membranes:

Mixed salt diffusion tests will be run on successful MMM(s) from Phase II. Specifically, NaCl/LiCl, KCl/LiCl, LiCl/Li2SO4, LiCl/MgCl2 and LiCl/CaCl2 salt pairs will be investigated at concentration ranges from 0.01M to 5M (if applicable) to develop structure-property relations behind monovalent/monovalent and monovalent/divalent separation properties in mixed salt conditions. Permeation measurements will be conducted to determine the feasibility of the MMM(s) under process conditions using real brine samples supplied by EnergyX. The relationships between weight loading of MOF, robustness, and transport properties will be developed.

Stability testing will be conducted to study membrane performance under increasing test durations and after multiple salt transport tests. In this Phase, UT will incorporate stability testing on real brine solutions provided by EnergyX. Furthermore, LiCl and MgCl2 salt selectivity will be cyclically tested to probe membrane stability through multiple salt tests. In the case of MMMs failing during any of the performance testing, new MMM formulations will be investigated, and efforts will be made, together with colleagues at Monash, to identify and characterize more stable MOFs, CE MOFs and their MMM formulations.

As time and resources permit, UT would conduct trials to produce continuous thin membranes using optimized polymer/MOF (or related nanomaterial) formulations.

All-Solid-State Battery:

To promote broader adoption and application of the developed technologies from Phases I and II, continuous synthesis techniques for MOF-PEO (or other MOF / polymer combination) solid-state electrolytes will be researched. Pilot-scale membrane manufacturing capabilities uniquely present in the Freeman lab will be used to scale-up manufacturing of previously identified promising materials. Quick characterization tests mirroring those from Phases I and II will be conducted to ensure the materials maintain their conductivity, ion transport, and battery metrics.

The practicality of these batteries will be assessed by scaling to pouch-cells and/or cylindrical cells. The safety, stability, and cycle life of these large format cells will be tested to ensure proper scale up from coin-cells is achieved.

Deliverable(s)

•  Prepare successful MMM(s)

•  Perform synthetic brine permeation experiments

Months: 25-36

Phase	Objectives, Deliverables and Milestones	Time

•  Assess separation performance under process conditions using real brine or produced water samples supplied by EnergyX

•  Understand the structure-property relationship between MMM composition and separation performance

•  Comparison between materials synthesized continuously versus those at the labscale in batch processes

•  Manufacture of all-solid-state pouch and/or cylindrical cell with a MOF MMM electrolyte.

Milestones:

1.  Mixed ion permeation testing

2.  Identify MMM(s) with high lithium selectivity over divalent cations in brine solutions

3.  Identify MMM(s) with high selectivities between lithium and other monovalent species

4.  Assessment of MMM(s) mixed ion performance and long-term performance

5.  Continuous process for manufacturing PEO-MOF solid state electrolytes

6.  Stable cycling of large format battery cell

7.  Demonstration of improved energy density of large format cell incorporating MOF MMM electrolyte

8.  Phase III report

BUDGET

			Year 1	Year 2	Year 3	TOTAL

Salaries and Wages		(12)	48,000	32,000	32,000	112,000
Fringe Benefits		(14)	14,400	9,600	9,600	33,600

TOTAL Salaries/Fringe			62,400	41,600	41,600	145,600

Capital Equip. (items>$5,000)		(80)	15,000	10,500	40,000	65,500
Equip. Fabrication (exempt)		(83)	0	0	0	0

Travel - Domestic		(75)	1,000	1,000	1,000	3,000
Travel - Foreign		(76)	0	0	0	0

Computer Time		(67)	0	0	0	0
(Cray-Dept-Comp)

Tuition & Fees (exempt)		(71)	21,750	21,750	21,750	65,250
Stipends (exempt)		(70)	0	0	0	0
Inst. Allowance		(73)	0	0	0	0
Participant Supp. (exempt)		(37)	0	0	0	0
Consultants		(60)	0	0	0	0

Subcontracts (exempt after $25K)
(1)		(61)	0	0	0	0
(2)		(62)	0	0	0	0
(3)		(63)	0	0	0	0

Other			0	0	0	0
Publications		(58)	0	0	0	0
Materials & Supp.		(50)	8,051	31,690	44,624	84,365
TOTAL Direct Costs (rate)			108,201	106,540	148,974	363,715
MTDC	0.585		71,451	74,290	87,224	232,965
TDC	0		0	0	0	0
Total Ind. Costs			41,799	43,460	51,026	136,285

TOTAL Costs			150,000	150,000	200,000	500,000

Team

UT:

Dr. Benny Freeman is the William J. (Bill) Murray, Jr. Endowed Chair in Engineering at UT in the McKetta Department of Chemical Engineering. He directs the DOE-sponsored Center for Materials for Water and Energy Systems (M-WET), where he leads a team of >40 faculty, research staff and students at 3 institutions seeking to advance fundamental materials science to improve polymer membranes used in water purification. He is Challenge Area Leader for Membranes in the National Alliance for Water Innovation (NAWI). NAWI is a five-year, $100 million DOE sponsored Energy-Water Desalination Hub seeking to address critical technical barriers needed to radically reduce the cost and energy of water purification. He has more than 30 years of experience studying small molecule sorption, diffusion, and transport in polymers. He served as President of the North American Membrane Society, Chair of the Polymeric Materials: Science and Engineering Division of the American Chemical Society (ACS), and Chair of the Separations Division of the American Institute of Chemical Engineers (AIChE). His research has been recognized by the ACS Award in Applied Polymer Science, the AIChE Institute Award for Excellence in Industrial Gases Technology, and the Society of Plastics Engineers International Award, among others. He is a founder of NALA Systems, Inc.

Dr. John Goodenough is the Virginia H. Cockrell Centennial Chair in Engineering at UT in the Department of Electrical and Computer Engineering. He is currently researching solidelectrolytes for all-solid-state sodium and lithium batteries. He has had an active research career since receiving his PhD in 1952. He has been active at UT since 1986. He is a 2019 Nobel Laureate in Chemistry for his contributions to the development of lithium ion batteries. He has previously been the recipient of the Japan Prize (2001), the Enrico Fermi Award (2009), the Charles Stark Draper Prize (2014), the National Medal of Science (2011), the Eric and Sheila Samsun Prime Minister’s Prize for Innovation in Alternative Fuels for Transport (2015), the Welch Award in Chemistry (2017), the Benjamin Franklin Award in Chemistry (2018), and the Copley Medal (2019). He is additionally a Fellow in the Electrochemistry Society and the National Academy of Inventors, as well as a member of the National Academy of Engineering, the National Academy of Science, the French Academy of Sciences, the Real Academia de Ciencias Exactas, Físcas y Naturales of Spain, and the Indian National Academy of Sciences.

ATTACHMENT B - MATERIALS TRANSFER

For the purpose of interpretation under this Attachment B, the party transferring the physical research samples or materials described below shall be referred to as the “PROVIDER” and the party receiving the physical research samples shall be referred to as the “RECIPIENT.” The physical research samples will be referred to as the ‘MATERIAL.”

The Material that is covered by this Agreement includes:

(a)	MOF powder and samples, mixed matrix and other membranes, energy storage systems and elements thereof, and brine samples that were developed by PROVIDER, and

(b)

Any related biological material or associated know-how and data that will be provided by PROVIDER or received from PROVIDER, hereinafter “Material”. The Material is proprietary to PROVIDER and cannot be shared with any other institution or company. PROVIDER will be free, in its sole discretion, to distribute the Material to others and to use it for its own purposes.

(c)	Any new material provided to RECIPIENT by PROVIDER accompanied by a fully executed Additional Material(s) Form (Exhibit 1 attached).

The PROVIDER agrees to provide RECIPIENT with Materials for the purposes stated herein under the following conditions:

1)	The RECIPIENT shall use the Material for the Research Program described under the Agreement.

2)	PROVIDER represents that Material is NOT EXPORT CONTROLLED.

3)

RECIPIENT shall not distribute, release, or in any way disclose the Material to any person or entity other than laboratory personnel under RECIPIENT’S direct supervision, and RECIPIENT shall ensure that no one will be allowed to take or send Material to any other location, unless written permission is obtained from PROVIDER. This Material is for investigational use only in laboratory animals or in vitro experiments. RECIPIENT agrees that the Material will not be used for any other purpose. Neither the Material nor any biological materials treated therewith will be used in human beings.

4)

This Agreement and the resulting transfer of Material constitute a license to use the Material solely for use under the Research Program. RECIPIENT agrees that nothing herein shall be deemed to grant to RECIPIENT any rights under any PROVIDER patents or any rights to use the Material for any products or processes for profit-making or commercial purposes.

5)	RECIPIENT shall have no rights in the Material other than as provided in the Agreement.

6)	The Material is experimental in nature and it is provided AS IS WITHOUT WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR ANY OTHER WARRANTY, EXPRESS OR IMPLIED.

7)

To the extent authorized by the laws and Constitution of the State of Texas, both parties accept liability for any use of the Material in regards to any loss, claim, damage or liability, of whatsoever kind of nature, which may arise from or in connection with this Agreement or the use, handling or storage of the Material.

8)

PROVIDER and RECIPIENT will use the Material in compliance with all laws, governmental regulations and guidelines applicable to the Material, including any such laws, governmental regulations and guidelines applicable to research with recombinant DNA, and when the Material is used in the United States, RECIPIENT will comply with current NIH guidelines.

9)	Materials transferred pursuant to this Attachment, shall be exchanged only during the Period of Performance of the Agreement.

EXHIBIT 1

Additional Material(s) Form

for

Materials Transfer

PROVIDER now wishes to provide and RECIPIENT wishes to receive the following new material(s):

THE MATERIAL(S) WILL BE SUBJECT, WITHOUT LIMITATION, TO ALL TERMS AND CONDITIONS OF ATTACHMENT B of the Agreement UTA                 between the Parties.

THE UNIVERSITY OF TEXAS AT AUSTIN	SPONSOR

By:	By:

Print Name:	Print Name:

Title:	Title:

Date:	Date: